SEC File No. 70-




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                          GPU DIVERSIFIED HOLDINGS LLC
                               300 Madison Avenue
                          Morristown, New Jersey 07960


             (Name of companies filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.
                         ------------------------------

          (Name of top registered holding company parent of applicants)

T. G. Howson,                           Douglas E. Davidson, Esq.
Vice President and Treasurer            Thelen Reid & Priest LLP
S. L. Guibord, Secretary                40 West 57th Street, 26th Floor
GPU Service, Inc.                       New York, New York 10019
300 Madison Avenue
Morristown, New Jersey  07960

M. J. Connolly
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07960

                 (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         ------------------------------------

      A. By Orders dated December 17, 1996 (HCAR No. 26631) and December 26, 1996 (HCAR No. 26635) (collectively, the "Prior Orders"), the Commission authorized GPU International, Inc. ("GPUI"), a then-wholly owned subsidiary of GPU, to invest up to $30 million in Ballard Generation Systems Inc. ("BGS"), a Canadian corporation which at that time was to become a joint venture between GPUI and Ballard Power Systems Inc. ("BPS"), a Canadian corporation.(1) The sole purpose of BGS was, and is, to develop, manufacture and market stationary power systems employing fuel cell technology ("Stationary Fuel Cell Power Systems"). On December 24, 1996, GPUI purchased 300,000 Class B Voting Common shares and
290,300 Class C Non-Voting Preferred shares in the capital of BGS for a total purchase price of $5,903,000, and over the course of the next two years and in accordance with the Prior Orders purchased 1.3 million additional BGS shares for a total additional purchase price of $13 million. As a result of the restructuring described in paragraph B below, GPU Diversified Holdings LLC ("GPUDH"), a Delaware limited liability company and a wholly-owned subsidiary of GPU, currently owns 1,425,001 Class B Voting Common shares and 890,300 Class C Non-Voting Preferred shares. The shares GPUDH currently owns represent, in the aggregate, approximately 12.6% of the equity and 8.7% of the outstanding voting securities of BGS. Additionally, since May 1998, two other investors have purchased substantial amounts of BGS stock so that currently there are four BGS shareholders.

      B. In December 2000, the GPU system effected an internal restructuring, in connection with which GPUI was sold to a third party and the GPUI-owned BGS shares and an option to purchase an additional 425,000 BGS shares, which has since been exercised, were transferred to GPUDH and the Warrants were transferred to GPU.

      C. BPS and GPUDH now desire to restructure the GPU-BGS investment, which would include the acquisition by BGS of GPUDH's BGS shares in exchange for restricted BPS shares.(2) Accordingly, GPUDH seeks authority to acquire an amount of BPS shares having a value equal to the value of the BGS shares to be exchanged, as agreed between BPS and GPUDH. For these purposes, the BGS shares


-------------------

1       The Prior Orders also authorized GPUI to acquire  warrants  ("Warrants")
to purchase 100,000 BPS common shares. As a result of subsequent BPS stock splits, the Warrants represented the right to purchase 300,000 BPS common shares.


2       GPU currently  anticipates  that the other BGS  shareholders  may also exchange their BGS shares for BPS shares and that BGS will be dissolved, although there can be no assurance as to the outcome of discussions between such other BGS shareholders and BGS/BPS.

to be exchanged will be valued at U.S. $19.50 a share, which was the purchase price paid by the last BGS investor to purchase BGS shares. The BGS shares will then be exchanged for BPS shares having an equivalent value, as determined by the current "Market Value" of BPS's common shares.(3) At no time will GPUDH own, directly or indirectly, 10% or more of the outstanding BPS voting common shares. In fact, GPUDH's ownership is expected to represent less than 2% of the outstanding BPS shares.

      D. BPS' principal business is the development, manufacture and commercialization of proton exchange membranes ("PEM") fuel cells and PEM fuel cell systems for use in transportation, stationary, portable and other power operations. A PEM fuel cell produces electricity using a combination of hydrogen fuel and oxygen, without combustion. It is an environmentally clean electrochemical device that produces electricity efficiently and continuously. BPS has developed PEM fuel cells and PEM fuel cell systems for 17 years and such development has been BPS' primary business since 1989. GPU believes that BPS would qualify as a Rule 58 company if it conducted its business solely in the United States, instead of Canada. Commercialization of BPS products is scheduled to take place over the next several years. BPS's portable fuel cell power products are scheduled for introduction in late 2001, followed by the first fuel cell stationary power generators by 2003. In the transportation markets, fuel cell-powered transit bus engines are expected to be available in 2002, and the first fuel cell-powered automobile engines are expected to be available between 2003 and 2005.

      BPS has two development and manufacturing facilities, one in Burnaby, British Columbia and one in Nabern, Germany, and offices in Burnaby and Sacramento, California. BPS has 820 employees in Canada, 35 in Germany and four in the United States.

      E. In connection with gpudh's acquisition of the BPS shares, BPS will need TSE approval to issue and deliver the BPS shares to GPUDH. In particular, the TSE must approve the deemed price at which the BPS shares are to be issued. All BPS shares issued to GPUDH may have a holding period of up to 12 months, in accordance with British Columbia and Unites States securities laws. Sales after one year would be limited by the constraints of Rule 144 under the Securities Act of 1933, as amended.

      F. GPUDH also intends to enter into a distribution agreement with BGS, pursuant to which GPU will be a non-exclusive

-------------------

3       The "Market  Value" for each BPS share will be the average of the sale price per share of BPS's common shares as reported on the NASDAQ National Market for the 10 trading days ending three business days before the share exchange documents are executed. BPS shares are traded on the Toronto Stock Exchange ("TSE") and the NASDAQ National Market ("NASDAQ"). Based on this formula, GPUDH will receive 1,366,063 BPS shares.

distributor of BGS' PEM fuel cell stationary power generators in a portion of the United States once such generators become commercially available.

      G. In addition to the authorization to exchange BGS shares for BPS shares, GPU also requests that the Commission release jurisdiction over its exercise of the Warrants, which exercise was effected in the fourth-quarter of 2000. The Prior Orders had reserved jurisdiction over the exercise of the Warrants.

      H.    Rule 54 Analysis.

            (a) As described  below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1).  By Order dated  November 5, 1997 (HCAR No.  35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2001, GPU's average consolidated retained earnings was approximately $ 2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.9 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $536 million in FUCOs and EWGs as of June 30, 2001.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
                  indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial statements will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
                  owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                              (2)   the   financial    statements   for   such
                        subsidiary will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
                  or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to maintain books and records in accordance with GAAP;

                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(4) In addition,

-------------------

4       One of GPU's operating subsidiaries, the Pennsylvania Electric Company
("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

            GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
                  value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
                  four most recent quarterly periods (approximately $2.42 billion) represented a decrease of approximately $20.9 million (or approximately 1.9%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.44 billion).

(a) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2000 in excess of 5% of GPU's December 31, 2000 consolidated retained earnings, except that as a result of the sale of GPU PowerNet in June 2000, GPU reported a loss of $276.6 million, including foreign currency losses, (or 11.5% of consolidated retained earnings at December 31, 2000) in connection with the sale, which loss was required to be recorded as an operating loss under generally accepted accounting principles.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% common equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% common equity and 60.7% debt.

      At June 30, 2001, GPU's common equity and debt represented 32.3% and 67.7%, respectively, of its consolidated capitalization, as set forth in Exhibit G hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(5)

      GPU's consolidated retained earnings grew on average approximately 3.8% per year from 1995 through 2000. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the loss due to the GPU PowerNet sale in 2000 discussed previously.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit G which sets forth GPU's consolidated capitalization at June 30, 2001 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         -------------------------------

      The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

      GPU believes that Sections 9(a) and 10 of the Act and Rule 54 thereunder may be applicable to the proposed Transactions. GPU

-------------------

5       The  first  mortgage  bonds of GPU's  operating  subsidiaries,  Jersey
Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

believes that the authorization sought herein is consistent with the requirements of Sections 10 and 11(b) of the Act which permit public utility holding company subsidiaries to engage in other businesses "as are reasonably incidental, or economically necessary or appropriate to the operations" of an integrated public utility system. Indeed, the acquisition of BPS stock by the GPU System would be exempt from the requirements of Sections 9(a) and 10 of the Act if BPS were a United States-based company (instead of Canadian-based), by virtue of Rule 58 under the Act and, in particular, Section (b)(1)(ii) thereof. As a consequence, GPU believes that the acquisition of the BPS shares by the GPU System is appropriate. The Commission has in the past authorized registered holding companies to invest in companies that engage in "energy-related" activities of the kind authorized by Rule 58 in Canada. See Cinergy Corp., HCAR No. 27124 (Jan. 11, 2000).

ITEM 4.  REGULATORY APPROVALS.
         --------------------

      No state commission has jurisdiction with respect to any aspect of the Transactions and no Federal commission, other than your Commission, has jurisdiction with respect to any aspect thereof.

ITEM 5.  PROCEDURE.
         ----------

      GPU requests that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than September 21, 2001. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

            (b)   Exhibits:

                  A(1)  -     Certificate  of  incorporation  of BPS -- to be
                              filed by amendment.

                  A(2)  -     By-Laws of BPS -- to be filed by amendment.

                  C     -     Not applicable

                  D     -     Not applicable

                  E     -     Not applicable

                  F     -     Opinion  of  Thelen  Reid & Priest  LLP -- to be
                              filed by amendment.

                  G     -     Actual   and  Pro  Forma   Capitalization   and
                              Capitalization Ratios as at March 31, 2001 -- to be filed by amendment.

                  H     -     Form of public notice - to be filed by amendment

            (c)   Financial Statements:

                  1     -     Not  included as the proposed  transaction  will
                              not have a material impact on the financial condition of GPU and its subsidiaries.

                  2     -     Reference is made to 1 above.

                  3     -     BPS Balance  Sheets,  actual as at June 30, 2001
                              and Statements of Income and Retained Earnings, actual for the 12 months ended December 31, 1998, December 31, 1999 and December 31, 2000;
                              -- to be filed by amendment.

                  4     -     None,  except  as set  forth in the Notes to the
                              Financial Statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ----------------------------------------

      (a) The issuance of an order by your Commission with respect to the proposed Transactions is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Transactions which are the subject hereof.

                                    SIGNATURE
                                    ---------

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, INC.



                                       By: /s/ T. G. Howson
                                           -----------------------------
                                            T. G. Howson,
                                            Vice President and Treasurer


                                       GPU DIVERSIFIED HOLDINGS LLC



                                       By: /s/ B. L. Levy
                                           -----------------------------
                                            Bruce L. Levy
                                            Vice President


Date:  September 13, 2001